Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Continued growth in satellite radio underpins XM Canada's solid second quarter performance

     <<
                 40 per cent growth in self-paying subscribers

         39 per cent growth in total revenue Third consecutive quarter of Pre-Marketing Adjusted Operating Profit(1)
     >>

     TORONTO, April 8 /CNW/ - Canadian Satellite Radio Holdings Inc., parent company of XM Canada ("CSR" or the "Company") (TSX: XSR), today announced its financial results for the second fiscal 2009 quarter ended February 28, 2009.

     <<
     Second Quarter 2009 Financial Highlights

     Three months ended February 28, 2009 versus three months ended
     February 29, 2008
     -  39 per cent increase in total revenue
     -  40 per cent growth in self-paying subscribers (from 251,400 in 2008 to
        351,200 in 2009)
     -  Improved Pre-Marketing Adjusted Operating Profit to $0.3 million from loss of ($1.6 million)
     -  Improved net loss (before foreign exchange gain/loss) by $2.0 million or 10 per cent
     >>

     "Our results are encouraging considering these challenging economic times," said Michael Moskowitz, President and Chief Executive Officer of XM
Canada. "Satellite radio offers a high level of entertainment at a very attractive price and, as a result, consumers continue to adopt the great, high quality listening experience of XM. We continue to grow revenue and increase the number of self-paying subscribers. We are focused on executing against our business plan, which means pursuing a number of key growth initiatives and opportunities and managing costs across every level of the business in order to achieve our two key long-term objectives: sustainable cash flow and profitability."

     <<
     Recent Business Highlights

     -  General Motors Canada announced a new incentive program called GM
        Total Confidence, which includes a two-year paid XM satellite radio subscription as well as other incentives to encourage people to enter the car buying market again. The promotion commenced February 18, 2009 and further demonstrates GM's commitment to XM as well as XM satellite radio's appeal to consumers.

     -  Toyota commences factory installations of XM Canada satellite radio in five models in 2009, including the all new Toyota VENZA, with plans to include the Lexus RX350 in 2010.

     -  As part of its focus to reduce costs and improve efficiencies, XM
        Canada selects SYNNEX Canada, a leading distributor of technology products, to be its exclusive supplier of aftermarket XM satellite radio products in Canada.

     -  XM continues to be one of the biggest supporters of Canadian music, most recently through its live-to-air broadcast of The Independent
        Music Awards on The Verge (XM Canada's rock channel 87) and by providing grants for Canadian musicians to attend South by Southwest
        2009 in Austin, Texas. The Verge featured daily broadcasts of Canadian artists performing at the festival.
     >>

     Financial Performance

     Revenue increased $3.6 million, or 39 per cent, to $12.8 million from
$9.2 million for the second quarters of 2009 and 2008, respectively. The increase was mostly attributable to an increase in the Company's growing subscriber base. "XM Canada's business continues to grow by approximately 40%
annually, despite the economic environment," said Michael Moskowitz, President and Chief Executive Officer of XM Canada. "It's exciting to be part of a new technology that Canadians are subscribing to in large numbers."
     Average Monthly Subscription Revenue per Subscriber (ARPU) was $11.50 and
$11.61 for the second quarters of 2009 and 2008, respectively, representing a decline of 1 per cent year-over-year due to the fact that there were fewer days in the second quarter of 2009.
     Adjusted Operating Profit (Loss) improved $3.0 million, to ($6.0 million)
from ($9.0 million) for the second quarters of 2009 and 2008, respectively.
The significant improvement in Adjusted Operating Profit (Loss) was driven primarily by a $3.6 million revenue improvement and a reduction of $1.2 million in marketing expenses versus the second quarter of 2008 offset by a
$1.5 million increase in cost of revenue. As the Company continues to grow revenue and manage costs, Adjusted Operating Profit (Loss) is expected to continue to improve.
     Pre-Marketing Adjusted Operating Profit (Loss) improved $1.9 million, to
$0.3 million from ($1.6 million) for the second quarters of 2009 and 2008, respectively. This quarter is the third consecutive quarter in which we have generated Pre-Marketing Adjusted Operating Profit. As the Company continues to grow revenue and manage costs, Pre-Marketing Adjusted Operating Profit (Loss)
is expected to continue to improve.
     Per Subscriber Acquisition Cost (SAC) was $78 and $63 for the second quarters of 2009 and 2008, respectively. The increase in SAC is attributable to a one-time charge of $0.5 million taken during the quarter to reflect the end of life for a particular product.
     Cost per Gross Addition (CPGA) was flat on a year-over-year basis.
Although total marketing costs declined significantly compared to the second quarter of 2008, CPGA remained unchanged due to lower gross subscriber additions in the quarter compared to the same period last year.
     The non-GAAP measures above should be used in addition to, but not as a substitute for, the analysis provided in the interim consolidated statement of operations and deficit.

     About Canadian Satellite Radio Holdings Inc.

     Canadian Satellite Radio Holdings Inc. (TSX: XSR) operates as XM Canada and is Canada's premium digital audio entertainment and information company with the best signal coverage across the country. With 130 digital channels of choice, XM Canada offers Canadian listeners the most unique and original
Canadian and international programming, including commercial-free music channels, exclusive live concerts and sports coverage, and the best in talk, comedy, children's and entertainment programming. A free seven-day trial of XM
Radio Online is available at http://www.xmradio.ca/freetrial/. Visit
www.xmradio.ca for programming and subscription information.
     XM Canada is the satellite entertainment leader in the Canadian automotive market with long-term factory installation agreements with manufacturers that own close to 60 per cent share of the domestic vehicle market. XM's industry-leading products are available at shop.xmradio.ca, and at retailers nationwide.
     XM programming is available by subscribing directly through XM Canada and is also available as streams of commercial-free XM music channels on TELUS
Mobile Radio and Rogers Wireless Radio on Demand. XM Canada is the exclusive music channel provider on Air Canada's flights and is available in select Avis
Budget Group rental vehicles.
     To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit our website at www.xmradio.ca/about/.

     Forward-Looking Statements

     Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as
"expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy.
Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Although CSR believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. CSR's forward-looking statements are expressly qualified in their entirety by this cautionary statement. CSR makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except as required by applicable law. Additional information identifying risks and uncertainties is contained in CSR's filings with the Canadian securities regulators, available at www.sedar.com.

     <<
     CANADIAN SATELLITE RADIO HOLDINGS INC.
     RECONCILIATION OF LOSS BEFORE THE UNDERNOTED
     TO ADJUSTED OPERATING PROFIT (LOSS) (UNAUDITED)
     >>

     Adjusted Operating Profit (Loss) is defined as operating profit (loss)
before the undernoted excluding amortization, stock-based compensation to employees, directors, officers and service providers, and non-cash costs paid by our parent company. We believe that Adjusted Operating Profit (Loss), as opposed to operating profit (loss) or net profit (loss), provides a better measure of our core business operating results and improves comparability.
     This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and
Deficit. We believe Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business. While amortization and stock-based compensation are considered operating costs under generally accepted accounting principles, these expenses primarily represent non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods and non-cash employee and service provider compensation. Costs paid by parent company are non-cash costs related to the licence application process and are not related to ongoing operations of the business. Adjusted Operating Profit (Loss) is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of Adjusted Operating Profit (Loss) may not be comparable to similarly titled measures of other companies.
     Adjusted Operating Profit (Loss) does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.
     Pre-Marketing Adjusted Operating Profit (Loss) is defined as Adjusted
Operating Profit (Loss) adding back total marketing expenses. We believe that
Pre-Marketing Adjusted Operating Profit (Loss) is a good measure of operating performance before investing to acquire new subscribers. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and Deficit. We believe Pre-Marketing
Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.

     <<
     ($000's)                                 Second Quarter   Second Quarter
                                                        2009             2008

     Reconciliation of loss before the
      undernoted to Adjusted Operating
      Profit (Loss)

     Profit (Loss) before the undernoted....         (12,212)         (15,429)
     Add back non-Adjusted Operating
      Profit (Loss) items included in
      loss Amortization.....................           5,576            5,570
     Stock-based compensation...............             610              770
     Costs paid by parent company...........              61               56

     Adjusted Operating Profit (Loss).......          (5,965)          (9,033)
     Add total marketing....................           6,262            7,426
     Pre-Marketing Adjusted Operating
      Profit (Loss).........................             297           (1,607)

     --------------------------------
     (1) Pre-Marketing Adjusted Operating Profit is defined as operating profit (loss) before the undernoted excluding amortization, stock-
         based compensation to employees, directors, officers and service providers, and non-cash costs paid by our parent company plus total marketing expenses. See section entitled "Operating Definitions" in
         Management's Discussion & Analysis for the quarter ended February 28,
         2009, which can be found at www.sedar.com.
     >>

     %CIK: 0001354901

     /For further information: Investors: Morlan Reddock, (416) 408-6899,
investor.relations(at)xmradio.ca; Media: Lorena Cordoba, (416) 924-5700 Ext.
4089, lorena.cordoba(at)cohnwolfe.ca/
     (XSR.)

CO:  Canadian Satellite Radio Holdings Inc.; XM Canada

CNW 17:53e 08-APR-09